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                                                                     EXHIBIT 3


                                                  Genesis Health Ventures(SM)



                                                          News Release



                                                      148 West State Street
Contact: George V. Hager, Jr.                         Kennett Square, PA 19348
                                                      Tel 610 444 6350
Senior Vice President & Chief Financial Officer       Fax 610 444 3365

610-444-6350

For Immediate Release


               Genesis Health Ventures, Inc. Closes Acquisition Of
                      National Health Care Affiliates, Inc.

KENNETT SQUARE, PA -- July 26, 1996 -- Genesis Health Ventures, Inc. (NYSE:GHV) today announced that it has closed the previously announced acquisition of the outstanding stock of National Health Care Affiliates, Inc. ("NHCA") and four related entities. The acquired companies owned or leased and operated 16 long-term care centers, a contract rehabilitation therapy business and a nutritional therapy company. Prior to the closing of the stock acquisitions, an affiliate of a financial institution purchased nine of the eldercare centers for $67.7 million and subsequently leased the centers to a subsidiary of Genesis Health Ventures under the terms of the operating lease agreements. The balance of the total valuation was funded with available cash ($51.8 million) and assumed debt ($7.9 million).

The transaction will add 16 centers with 2,202 licensed nursing and assisted living beds in Florida (10 centers), Virginia (5 centers) and Connecticut (1 center). NHCA also provides rehabilitation therapy and nutritional therapy primarily to customers in its centers and manages four eldercare centers in Colorado with 283 beds.

A leader in the healthcare industry, Genesis Health Ventures was founded in 1985 to redefine how America cares for the elderly, utilizing a coordinated, comprehensive approach that helps older people define and live a full life. The Company has established Genesis ElderCare(SM) Networks in five major metropolitan markets in the eastern United States and currently serves more than 70,000 customers.


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                      Genesis Health Ventures, Inc.(SM) is the parent company's
                      corporate name and does business as Genesis ElderCare(SM)